As Filed With the Securities and Exchange Commission on March 27, 2003

Registration No. 333-103593

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VIRAGEN, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)

59-2101668
(I.R.S. Employer Identification No.)

865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
(954) 233-8746
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

DENNIS W. HEALEY EXECUTIVE VICE PRESIDENT VIRAGEN, INC. 865 S.W. 78th AVENUE, SUITE 100 PLANTATION, FLORIDA 33324 (954) 233-8746	JAMES M. SCHNEIDER, ESQ. ADORNO & YOSS, P.A. 350 EAST LAS OLAS BOULEVARD, SUITE 1700 FORT LAUDERDALE, FLORIDA 33301 TELEPHONE: (954) 763-1200 FACSIMILE: (954) 766-7800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed
Title of each class of securities to	Amount to be	offering price per	maximum aggregate	Amount of
be registered	registered	unit (1)	offering price (1)	registration fee

Common stock, $.01 par value per share, issuable upon conversion of convertible debentures (2)	50,977,500	$0.09	$4,587,975	$371.63
Common stock, $.01 par value per share, issued at closing (3)	9,366,175	0.09	842,956	68.28
Common stock, $.01 par value per share, issuable upon payment of 6% interest on convertible debentures (4)	3,058,652	0.09	275,279	22.30
Common stock, $.01 par value per share, issuable upon exercise of common stock purchase warrants (5)	17,405,430	0.09	1,566,489	126.89

	80,807,757		$7,272,699	$589.10

(1)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(2)	Shares of our common stock issuable upon the conversion of convertible debentures. Fee based on the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on February 27, 2003, which was greater than the $0.085 price at which the convertible debentures are convertible into shares of our common stock.

(3)	Shares of our common stock issued upon closing of the financing. Fee based on the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on February 27, 2003.

(4)	Shares of our common stock issuable upon payment of 6% interest accrued during year two on convertible debentures. Fee based on the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on February 27, 2003.

(5)	Shares of our common stock issuable upon the exercise of common stock purchase warrants. Fee based on the last sale price of our common stock, $.01 par value per share, as reported by the American Stock Exchange on February 27, 2003, which was greater than the $0.0625 exercise price of the common stock purchase warrants.

Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such additional number of shares as may be issuable as a result of stock splits, dividends, reclassifications and similar adjustment provisions of the debentures and warrants.

Viragen, Inc. will amend this registration statement on the date or dates as may be necessary to delay its effective date until Viragen shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES WILL NOT BE PUBLICLY RESOLD UNTIL THE REGISTRATION STATEMENT, OF WHICH THIS PROSPECTUS IS A PART, IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND HAS BECOME EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion
Dated March 27, 2003

Selling Security Holder Offering Prospectus

Viragen, Inc.

44,759,380 shares of common stock

This prospectus covers the resale of an aggregate of 44,759,380 shares of our common stock, consisting of 5,652,100 shares issued, 29,130,000 shares issuable upon conversion of convertible debentures and 9,977,280 shares issuable upon exercise of common stock purchase warrants. In addition, this prospectus covers the registration of an additional 36,048,377 shares for agreed upon antidilution provisions including 3,714,075 shares relating to shares issued at closing, 21,847,500 shares relating to conversion of principal due, 7,428,150 related to warrants and 3,058,652 shares for possible interest payments paid in common stock. We will not receive any proceeds from the sale of shares by the selling security holders.

     Our common stock is listed on the American Stock Exchange under the symbol “VRA”. On February 27, 2003, the last reported sale price for our common stock was $0.09 per share.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See “Risk Factors” beginning at page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2003.

     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus.

ABOUT VIRAGEN

     Because this is a summary, it does not contain all the information about us that may be important to you. You should read the more detailed information and the financial statements and related notes which are incorporated by reference in this prospectus.

     Viragen, Inc. is a biotechnology company engaged in the business of researching, developing and manufacturing innovative technologies for the treatment of life-threatening illnesses. We are also in the business of developing innovative technologies aimed at improving the manufacturing processes used to manufacture certain medical therapies. We are primarily focused on three fields of research and development:

•	human leukocyte derived interferon – natural alpha interferon derived from human white blood cells for the treatment of a wide range of viral and malignant diseases;

•	avian transgenics technologies designed to produce protein-based drugs inside the egg white of transgenic developed chickens; and

•	oncological therapies – therapeutic proteins for the treatment of targeted cancers.

     Our majority-owned subsidiary, Viragen International, Inc., whose shares are traded on the over-the-counter Bulletin Board under the symbol “VGNI,” is a biopharmaceutical company engaged in researching, developing and manufacturing products designed to help the human immune system resist viral infections, and related technologies. Viragen International, Inc. produces a natural alpha interferon under the name Multiferon™, from human white blood cells, also known as leukocytes. Natural interferon stimulates and modulates the human immune system. In addition, interferon inhibits the growth of various viruses, including those associated with diseases such as hepatitis, cancer, multiple sclerosis, and HIV/AIDS.

     Our avian transgenic project is designed to enable us to produce protein-based drugs, including monoclonal antibodies, inside the eggs of specially developed chickens. Monoclonal antibodies are laboratory-produced, highly specialized therapeutic proteins that can locate and bind to cancer cells wherever they are in the body. Many monoclonal antibodies are used in cancer detection or therapy. Our goal is to develop a technology which will enable us to meet the large-scale production requirements for these therapeutic protein-based products. We believe this technology will allow us to offer to others in the biopharmaceutical industry an alternate faster method of production of their protein-based products with higher capacity at lower costs. Specifically, using transgenic chickens in production may provide advantages over current traditional methods including relative ease of scale-up, time to develop commercial scale production levels and reduced capital outlay when compared to the most common production methods, which utilize capital intensive bioreactors. In addition, a large number of chickens can be produced very quickly and chickens can lay up to 250 eggs per year, which means that a relatively large amount of protein can be generated quickly.

     Viragen believes that no single approach or method is likely to treat all cancers effectively. We have approached the treatment of targeted cancers from several directions, which we believe will increase our likelihood of clinical success. In collaboration with the Memorial Sloan-Kettering Cancer Center, we have initiated research on human monoclonal antibodies targeting ganglioside GD3 for the treatment of melanoma and possibly certain other cancers. In collaboration with the UK’s Cancer Research Campaign, we are developing DNA vaccines and monoclonal antibodies to block the protective effect of the protein CD55 on the surface of tumor cells. In collaboration with the University of Miami’s Sylvester Comprehensive Cancer Center, we are researching and developing a specific anti-cancer technology designed to develop a novel form of an immune enhancing drug that has shown promise by inhibiting tumor growth in rats for a broad range of cancers. The drug is a novel 11 amino acid peptide called IEP 11, which was derived from a tumor transmembrane glycoprotein. It possesses anti-cancer vaccine properties, both prophylactically and therapeutically.

     Our executive offices are located at 865 SW 78th Avenue, Suite 100, Plantation, Florida 33324. Our telephone number is (954) 233-8746; our facsimile number is (954) 233-1414. Unless otherwise indicated, references in this prospectus to “Viragen,” “we,” “us” and “our” are to Viragen, Inc., and our wholly-owned and majority-owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3. This prospectus is a part of the registration statement. It does not contain all of the information set forth in the registration statement. For further information about Viragen and its common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other documents referred to in this prospectus are not necessarily complete. Where a contract or other document is an exhibit to the registration statement, you should review the provisions of the exhibit to which reference is made. You may obtain these exhibits from the Securities and Exchange Commission, as discussed below.

     We are required to file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these filings at the Securities and Exchange Commission public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You may request copies of these documents by writing to the Securities and Exchange Commission and paying the required fee for copying. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of their public reference rooms. Copies of our filings are also available at the Securities and Exchange Commission website at http://www.sec.gov.

     The Securities and Exchange Commission allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Our amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2002 filed with the SEC on March 20, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2002 filed with the SEC on February 14, 2003;

•	Our Current Report on Form 8-K dated January 30, 2003 filed with the SEC on January 30, 2003;

•	Our Current Report on Form 8-K dated November 19, 2002 filed with the SEC on November 19, 2002;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002; and

•	Our Annual Report on Form 10-K for the year ended June 30, 2002 filed with the SEC on September 30, 2002.

     We will deliver without charge a copy of our Annual Report on Form 10-K for the fiscal year ended June 30, 2002 and our most recent Quarterly Report on Form 10-Q that has been filed with the SEC for any quarter ended after June 30, 2002 to each person receiving a copy of this prospectus. If you need an additional copy of these documents, or if you would like to receive a copy of the other items referenced above, you may request copies, at no cost, by writing or telephoning us at the following address:

Dennis W. Healey
Chief Financial Officer
Viragen, Inc.
865 S.W. 78th Avenue, Suite 100
Plantation, Florida 33324
Telephone Number: (954) 233-8746

     Copies of our SEC filings and other information about us are also available on our website at www.viragen.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus, and other documents that we have incorporated by reference or included by attachment, contain forward-looking statements. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors – many beyond our control – that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.

     Forward-looking statements might include one or more of the following:

•	anticipated debt or equity fundings;

•	projections of future revenue;

•	anticipated clinical trial commencement dates, completion timelines or results;

•	descriptions of plans or objectives of management for future operations, products or services;

•	forecasts of future economic performance; and

•	descriptions or assumptions underlying or relating to any of the above items.

     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” or words of similar meaning. They may also use words such as “will”, “would”, “should”, “could” or “may”. Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption “Risk Factors”.

RISK FACTORS

     An investment in our common stock is highly speculative. You should be aware you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully read this entire prospectus and consider the following risk factors. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations could be adversely affected. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the business risk factors that might cause those differences.

We have a history of losses due to lack of sales and regulatory approvals. If we do not receive necessary regulatory approvals and develop profitable operations, we will need to terminate our operations. As a result, investors may lose their entire investment.

     Since the organization of Viragen, we have incurred operating losses. Losses have totaled:

•	$7,147,318 for the six month period ended December 31, 2002;

•	$11,088,832 for the fiscal year ended June 30, 2002;

•	$11,007,809 for the fiscal year ended June 30, 2001; and

•	$12,310,895 for the fiscal year ended June 30, 2000.

At December 31, 2002, we had a total deficit since organization of $92,087,856, and our working capital deficit totaled $2,258,024.

     For the fiscal year ended June 30, 2002, the report of our independent auditors includes an explanatory paragraph indicating substantial doubt as to our ability to continue as a going concern, due to our financial condition. Our financial condition has not improved subsequent to our fiscal year end. If we are unable to raise sufficient equity or debt financing, it would be necessary for us to significantly curtail or suspend a portion or all of our operations. Further, sufficient funding may not be available to finance current or future scientific collaborations, planned marketing efforts or planned plant facility expansions or modifications.

     We presently produce a natural human leukocyte derived alpha interferon product under the name Multiferon™. The product is approved in Sweden for the treatment of chronic myeloid leukemia, hairy cell leukemia and for the treatment of any and all diseases for which recombinant interferon therapy failed or the patient was unable to tolerate the regimen. The product is also approved for sale in the Czech Republic, Hong Kong, Indonesia, Mexico, Myanmar, Thailand, and as purified bulk in Egypt. However, as the United States Food and Drug Administration and other European Union regulatory authorities have not approved our natural interferon product, we have limited sales revenues. We have not sought the approval of our natural human interferon product from the United State Food and Drug Administration or its European Union counterparts, except Sweden.

     We will not be able to reduce our losses or operate profitably until we obtain the necessary approvals to manufacture and sell natural interferon or other products on a widely accepted basis. We expect sales of natural interferon to be our primary source of income for the foreseeable future. Investors must understand that our natural interferon product may never receive certain approvals sought from regulatory authorities. In addition, even if approval is received, we may not be able to achieve sufficient profit from the sale of natural interferon. If we do not obtain the required approvals, or we do not profit from the sale of natural interferon or other products, we will likely cease operations. In that case, investors in Viragen will likely lose their entire investment.

Our business is capital intensive, and because we do not generate sufficient operating revenues, we will require additional financing that may not be available to us.

     We believe that our cash and cash equivalents and working capital are not sufficient to meet our operating requirements through the end of fiscal 2003. Our operating losses and working capital requirements continue to adversely affect cash flow. In the event of our inability to raise capital, or a lack of expanded revenue from the sale of our natural interferon product, we will likely be unable to meet our operating requirements through the end of fiscal 2003. In this event, we would be required to significantly curtail or suspend our operations. As a result of these financial conditions, the report of our independent certified public accountants on our June 30, 2002 consolidated financial statements includes an explanatory paragraph indicating that these conditions raise substantial doubt about our ability to continue as a going concern.

Competitive conditions in the pharmaceutical industry may force us to terminate operations.

     Competition for investment capital and market share in the immunological and pharmaceutical products industry is very strong. Our competitors, which include major pharmaceutical companies, have more experience in research, development and clinical testing of pharmaceutical and biomedical products. We have not yet developed an immunological product that can be widely marketed. Our competitors also have greater financial, marketing and human resources. Some of our competitors, including Hoffmann-La Roche, Inc., Shering-Plough Corporation, Biogen, Inc., Chiron Corp., and Berlex Laboratories, have received approvals for their synthetic interferons. They have been marketing their products since 1986 and have received wide acceptance from the medical community and the patient population for their products. This will make it more difficult for us to introduce and penetrate the market with our product, if and when we receive the necessary regulatory approval. We expect competition to increase in the future.

     In addition, technological advances made by our competitors may make synthetic products more effective, less costly and with less harmful side effects. We may not be able to keep pace with technological advances by others, either because we do not have sufficient resources or because we cannot achieve greater improvements in our technology. If we are unable to compete with our larger, more experienced competitors, we will likely terminate operations.

     Competition for funding in the pharmaceutical industry is also intense. We have a limited source of income at this time, and we will require additional funding to conduct clinical trials so we can receive regulatory approvals. We must obtain additional funding from outside sources to conduct these trials. If we are unable to locate funding or obtain funding on reasonable terms, we will likely terminate operations. In that case, investors in Viragen will likely lose their entire investment.

Government regulation may affect Viragen’s ability to develop and distribute natural interferon.

     All pharmaceutical manufacturers are subject to state, federal and foreign rules and regulations, including those of the United States Food and Drug Administration, Asian markets and the European Union. These rules and regulations are constantly changing. These changes could extend the period of clinical trials, involve costly compliance measures and may restrict our ability to produce and distribute our natural interferon product based on the results of testing. It is possible that we may never receive these regulatory approvals for any specific illness or range of illnesses that we are attempting to treat with our natural interferon product.

If patients have problems receiving third party reimbursements for natural interferon, it will be more difficult to market our product. In addition, our marketing costs would increase.

     Our ability to successfully market our products depends in part on the availability of reimbursements from government health administration authorities, private health coverage insurers and other organizations. The pricing of products similar to ours, or the amount of reimbursement available to patients, may affect our ability to market our product at a profit. Third party reimbursement limitations could restrict the patient population that will use our product. If we have difficulty in securing third party payors to reimburse for our product, we could be required to increase our marketing efforts, which, in turn, will involve greater expenses to us.

Our proprietary technology and any future patents that we receive may not provide sufficient protection to us.

     We intend to rely, in part, on technology developed by our scientists for the efficient and safe production of natural interferon, our avian transgenics technologies and our oncology technologies. If we are not successful in obtaining patents or demonstrating that our production process is proprietary under trade secret law, we will have limited protection against those who might copy our technology. We have not received any communications or had any conversations with the owners of related patents that may potentially make claims or who have threatened to make a claim that our patents infringe their patents. However, we may be damaged if we are accused of misappropriating a competitor’s proprietary technology, even if these claims are untrue. We cannot assure you that any of our patent applications will be approved. Even if granted, we cannot assure you that these patents or any future patent applications or our other proprietary rights will provide sufficient protection to us.

Technology transfers to third parties may not result in revenue to us.

     One of our proposed marketing strategies is to license our manufacturing technology to third parties. They, in turn, will use our technology to produce and market our natural interferon outside the United States of America. We cannot guarantee that these third parties will be able to successfully market the product or that we will receive revenue from their efforts.

We may be exposed to product liability claims, and our product liability insurance may not be sufficient to cover all claims or continue to be available to us.

     Persons who claim to be injured from use of our natural interferon, or other products or processes, may file claims for personal injuries or other damages against us. Directives in the European Union provide for strict liability and permit compensation claims to be made within a ten year period from when the product is placed on the market, and three years from the event giving rise to the claim, thereby creating a 13 year period within which compensation claims could be asserted. In order to protect ourselves against these claims, we maintain product liability insurance in the amount of $7,000,000. We cannot be sure that our insurance coverage will be adequate to insulate us from liabilities that may result from the use of our products. Also, this type of insurance may not be available, or we may not be able to afford this form of insurance in the future.

Our reliance on foreign third party manufacturers may disrupt operations.

     Foreign manufacturing could expose us to risks involved with fluctuations in exchange rates of foreign currencies. In addition, reliance on international vendors exposes us to all the risks of dealing with a foreign manufacturing source. These risks include:

•	unexpected changes in regulatory requirements;

•	tariffs and other trade barriers, including import and export restrictions;

•	political or economic instability;

•	compliance with foreign laws;

•	transportation delays and interruptions; and

•	currency exchange risks.

     Foreign manufacturing arrangements may also limit our control, and could disrupt our operations, which, in turn, could negatively impact upon your investment in us.

We do not expect to pay dividends in the foreseeable future.

     We have never paid cash dividends on our common stock. We do not expect to pay cash dividends on our common stock any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock would most likely come from any appreciation of our common stock.

Possible sales of securities by current stockholders could have a depressive effect on market value of our stock.

     As of the date of this prospectus, there are 148,445,712 shares of our common stock outstanding. Sales of our common stock by current stockholders or pursuant to this registration statement may have a depressive effect on the market price for our common stock.

We are engaged in the biotechnology industry; as a result, the market price for our common stock may be subject to extreme volatility.

     The market for securities of biotechnology companies, including companies such as ours, has historically been more volatile than the market for stocks in general. As a result, the price of our common stock may be subject to wide fluctuations in response to factors, some of which are beyond our control, including, without limitation:

•	quarter-to-quarter variations in our operating results;

•	our announcement of material events;

•	price fluctuations in sympathy to others engaged in our industry; and

•	the effects of media coverage of our business.

     Viragen’s common stock traded on the over-the-counter Bulletin Board from June 29, 1999 through April 16, 2000, under the symbol “VRGN.” Our common stock began trading on the American Stock Exchange on April 17, 2000, under the symbol “VRA.” Our common stock has traded between a high of $1.69 and a low of $0.08 since January 1, 2001.

We depend on the continued services of our executive officers and on our ability to attract and maintain other qualified employees.

     Robert C. Salisbury succeeded Gerald Smith as our President and Chief Executive Officer on January 30, 2003. The loss of Mr. Salisbury’s services could have a material adverse affect on our business, financial condition and results of operations. While we do not currently have an employment agreement with Mr. Salisbury, we do not anticipate that Mr. Salisbury will retire or leave the service of the Company in the near future. Other than Mr. Salisbury, we do not believe that the loss of the services of any of our employees, including those located in our Swedish and Scottish operations, would materially adversely affect our business, financial condition, or results of operations. Though competition for qualified scientific and managerial personnel is at times intense in the markets in which we operate, we have in the past had a high level of success in attracting and retaining such personnel, and anticipate continued success in such regard in the future.

We could use preferred stock to resist takeovers, and the issuance of preferred stock may cause additional dilution.

     Our Certificate of Incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 2,650 shares of series A preferred stock are issued and outstanding on the date of this prospectus. Our Certificate of Incorporation gives our board of directors the authority to issue preferred stock without approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

•	dividend and liquidation preferences;

•	voting rights;

•	conversion privileges;

•	redemption terms; and

•	other privileges and rights of the shares of each authorized series.

     The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders’ liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Viragen and Viragen’s stockholders.

USE OF PROCEEDS

     The net proceeds to us from this offering will be approximately $2.0 million. We plan to use the net proceeds for general corporate purposes, including:

•	funding of the commercialization of our Multiferon™ product;

•	funding collaborative research projects for the development of new technologies;

•	financing capital expenditures;

•	payment of financing obligations; and

•	working capital.

     Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. government securities or mortgage-backed securities guaranteed by federal agencies.

SELLING SECURITY HOLDERS

Transaction Overview

     On January 31, 2003, Viragen entered into a securities purchase agreement with Palisades Equity Fund LP, Crescent International Ltd., Alpha Capital AG, Brivis Investment Ltd. and Castlerigg Master Investments Ltd. (the “Investors”) for financing in the aggregate amount of approximately $2.1 million. Under the terms of the agreement, Viragen received approximately $1.7 million net of discounts, a 6.5% finder’s fee and legal expenses.

     These convertible debentures have a two-year term and do not accrue interest during the first year but accrue interest at the rate of 6% per annum payable semi-annually during the second year. The debentures are convertible immediately into shares of Viragen common stock at a conversion price equal to $0.085.

     The agreement also provided for the issuance to the Investors of a total of 4,202,100 shares of Viragen common stock and a total of 8,734,200 common stock purchase warrants exercisable at a price of $0.0625.

     We agreed to file a registration statement covering 175% of the shares underlying the debentures and warrants. If we fail to file the required registration statement within 30 days or fail to receive approval of the registration statement within 90 days of the closing date, we will be subject to certain penalties.

     Our obligations under the debentures and warrants are secured by the guarantee of our subsidiaries and the pledge of tangible assets of Viragen (Scotland) Limited.

     In connection with the foregoing transaction, we paid HPC Capital Management a finder’s fee of 6.5% and issued HPC Capital Management 700,000 shares of our common stock and a common stock purchase warrant to purchase 73,080 shares of our common stock at $0.0625.

     On February 27, 2003, Viragen executed an amendment to the January 31, 2003 securities purchase agreement which provided for an additional purchase of convertible debentures by Palisades Equity Fund LP and Alpha Capital AG in the aggregate amount of $375,000. Under the terms of the amendment, Viragen received approximately $305,000 net of discounts and a 6.5% finder’s fee.

     These convertible debentures also have a two-year term and do not accrue interest during the first year but accrue interest at the rate of 6% per annum payable semi-annually during the second year. The debentures are also convertible immediately into shares of Viragen common stock at a conversion price equal to $0.085.

     The amendment also provided for the issuance to Palisades Equity Fund LP and Alpha Capital AG of a total of 750,000 shares of Viragen common stock and a total of 1,170,000 common stock purchase warrants exercisable at a price of $0.0625.

     In conjunction with the February 27, 2003 amendment, Viragen also executed agreements with Palisades Equity Fund LP, Alpha Capital AG and HPC Capital Management to reduce the exercise price of an aggregate of 8,303,742 common stock purchase warrants held by them prior to that date to $0.01 per share.

Ownership Table

     The following table sets forth:

•	the name of each selling security holder;

•	the amount of common stock owned beneficially by each selling security holder (which includes those shares underlying the convertible debentures in the principal amount of $2,476,050) notwithstanding the contractual limitation on each investor that they may not beneficially own more than 4.9% of our common stock at any time;

•	the number of shares that may be offered by each selling security holder pursuant to this prospectus;

•	the number of shares to be owned by each selling security holder following sale of the shares covered by this prospectus; and

•	the percentage of our common stock to be owned by each selling security holder following sale of the shares covered by this prospectus (based on 148,445,712 shares of common stock of Viragen outstanding as of the date of this prospectus), as adjusted to give effect to the issuance of shares upon the exercise of the named selling security holder’s warrants, but no other person’s warrants.

     Pursuant to the terms of the transaction documents, this prospectus covers 175% of the shares beneficially held and to be held shortly after the effective date of this registration statement by Palisades Equity Fund LP, Crescent International Ltd., Alpha Capital AG, Brivis Investment Ltd. and Castlerigg Master Investments Ltd., as set forth in the table below, so as to ensure complete coverage in the event the conversion price under the convertible debentures and/or the exercise price under the common stock purchase warrants declines.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

     We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus, but will not sell any other shares of our common stock that they presently own.

	Number of Shares		Number of	Number of Shares	Percent
	Beneficially Owned		Shares to be	Owned After	After
Name of Selling Security Holder	and to be Owned(7)		Offered	Offering	Offering

Palisades Equity Fund LP	34,158,075	(1)	32,335,651	1,822,424	1.2%
Crescent International Ltd.	16,169,846	(2)	16,169,846	—	*
Alpha Capital AG	16,957,372	(3)	15,359,334	1,598,038	1.1%
Brivis Investment, Ltd.	8,084,923	(4)	8,084,823	—	*
Castlerigg Master Investments Ltd.	8,084,923	(5)	8,084,923	—	*
HPC Capital Management	216,080	(6)	138,080	78,000	*
Andrew S. Reckles	200,000		200,000	—	*
Paul T. Mannion	200,000		200,000	—	*
Vince Sbarra	200,000		200,000	—	*
David Pitt	35,000		35,000	—	*

*	less than 1%

(1)	Includes 3,501,313 shares, 21,831,713 shares underlying convertible debentures, and 8,825,049 shares underlying common stock purchase warrants.

(2)	Includes 1,750,875 shares, 10,917,221 shares underlying convertible debentures, and 3,501,750 shares underlying common stock purchase warrants.

(3)	Includes 1,663,113 shares, 10,369,996 shares underlying convertible debentures, and 4,924,263 shares underlying common stock purchase warrants.

(4)	Includes 875,438 shares, 5,458,610 shares underlying convertible debentures, and 1,750,875 shares underlying common stock purchase warrants.

(5)	Includes 875,438 shares, 5,458,610 shares underlying convertible debentures, and 1,750,875 shares underlying common stock purchase warrants.

(6)	Includes 65,000 shares and 151,080 shares underlying common stock purchase warrants.

(7)	Each investor’s beneficial ownership is contractually limited to 4.9% of our issued and outstanding stock.

     Viragen agreed to pay for all costs and expenses in the issuance, offer, sale and delivery of the shares of our common stock. These include all expenses and fees of preparing, filing and printing the registration statement and mailing of these items. Viragen will not pay selling commissions and expenses for any sales by the selling security holders, but will indemnify the selling security holders against civil liabilities including liabilities under the Securities Act of 1933.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

DESCRIPTION OF SECURITIES

     Viragen is currently authorized to issue up to 250,000,000 shares of common stock, par value $.01 per share and 1,000,000 shares of preferred stock, par value $1.00 per share. As of the date of this prospectus, there are 148,445,712 shares of common stock and 2,650 shares of preferred stock outstanding.

Common Stock

     Subject to the dividend rights of preferred stockholders, common stockholders share dividends on a proportionate basis, as may be declared by the board of directors. Upon liquidation, dissolution or winding up of Viragen, after payment to creditors and holders of our outstanding preferred stock, Viragen’s remaining assets, if any, will be divided proportionately on a per share basis among the holders of our common stock.

     Each share of our common stock has one vote. Holders of our common stock do not have cumulative voting rights. This means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. In that event, the holders of the remaining shares will not be able to elect any directors. Viragen’s By-Laws provide that a majority of the outstanding shares of our common stock are a quorum to transact business at a stockholders’ meeting. Our common stock has no preemptive, subscription or conversion rights. Also, our common stock is not redeemable.

Preferred Stock

     Viragen is authorized to issue a total of 1,000,000 shares of preferred stock, par value $1.00 per share. Viragen’s board of directors may issue preferred stock by resolutions, without any action of the stockholders. These resolutions may authorize issuance of preferred stock in one or more series. In addition, the board of directors may fix and determine all privileges and rights of the authorized preferred stock series including:

•	dividend and liquidation preferences,

•	voting rights,

•	conversion privileges, and

•	redemption terms.

     Viragen includes preferred stock in its capitalization to improve its financial flexibility. However, Viragen could use preferred stock to preserve control by present management, in the event of a potential hostile takeover of Viragen. In addition, the issuance of large blocks of preferred stock could have a dilutive effect to existing holders of Viragen’s common stock.

Series A Preferred Stock

     Viragen established the series A preferred stock in November 1986. Each share of series A preferred stock is immediately convertible into 4.26 shares of our common stock. Dividends on the series A preferred stock are cumulative and have priority to our common stock. These dividends are payable in either cash or common stock, at Viragen’s option.

     The series A preferred stock has voting rights only if dividends are in arrears for five annual dividends. Upon this occurrence, the voting is limited to the election of two directors. Voting rights terminate upon payment of the cumulative dividends. Viragen may redeem the series A preferred stock at any time after expiration of ten consecutive business days during which the bid or last sale price for our common stock is $6.00 per share or higher. There is no mandatory redemption or sinking fund obligation for the series A preferred stock.

     Owners of the series A preferred stock are entitled to receive $10.00 per share, plus accrued and unpaid dividends, upon liquidation, dissolution or winding up of Viragen. This must be satisfied before any distribution or payment is made to holders of the common stock or other stock of Viragen junior to the series A preferred stock.

Convertible Debentures

     On January 31, 2003, Viragen entered into a securities purchase agreement with Palisades Equity Fund LP, Crescent International Ltd., Alpha Capital AG, Brivis Investment Ltd. and Castlerigg Master Investments Ltd. (the “Investors”) for financing in the aggregate amount of approximately $2.1 million. Under the terms of the agreement, Viragen received approximately $1.7 million net of discounts, a 6.5% finder’s fee and legal expenses.

     On February 27, 2003, Viragen executed an amendment to the January 31, 2003 securities purchase agreement which provided for an additional purchase of convertible debentures by Palisades Equity Fund LP and Alpha Capital AG in the aggregate amount of $375,000. Under the terms of the amendment, Viragen received approximately $305,000 net of discounts and a 6.5% finder’s fee.

     These convertible debentures have a two-year term and do not accrue interest during the first year but accrue interest at the rate of 6% per annum payable semi-annually during the second year. The debentures are convertible immediately into shares of Viragen common stock at a conversion price equal to $0.085.

     The debenture conversion price is subject to adjustment in the event of:

•	stock splits, dividends and combinations;

•	distributions on account of our common stock; and/or

•	our issuance of additional common stock at less than the conversion price of the debenture on the date of issuance or less than the fair market value of our common stock on the date of issuance.

Common Stock Purchase Warrants

     In connection with our sale and issuance of convertible debentures on January 31, 2003, we issued common stock purchase warrants to Palisades Equity Fund LP, Crescent International Ltd., Alpha Capital AG, Brivis Investment Ltd., Castlerigg Master Investments Ltd. and HPC Capital Management to purchase an aggregate of 8,807,280 shares of our common stock. The warrants were exercisable:

•	at a price of $0.0625 per share;

•	during the three year period terminating January 30, 2006; and

•	on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised.

     On February 27, 2003, Viragen executed an amendment to the January 31, 2003 securities purchase agreement. This amendment provided for the issuance of common stock purchase warrants to Palisades Equity Fund LP and Alpha Capital AG to purchase an aggregate of 1,170,000 shares of our common stock. The warrants are exercisable:

•	at a price of $0.0625 per share;

•	during the three year period terminating February 26, 2006; and

•	on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised.

     In conjunction with the February 27, 2003 amendment to the January 31, 2003 securities purchase agreement, Viragen also executed agreements with Palisades Equity Fund LP, Alpha Capital AG and HPC Capital Management to reduce the exercise price of an aggregate of 8,303,742 common stock purchase warrants held by them prior to that date to $0.01 per share.

     The number of shares issuable upon exercise of the warrants, and the exercise price, is subject to adjustment in the event of:

•	subdivisions, combinations, stock dividends, mergers and/or reclassifications of our common stock;

•	mergers;

•	certain distributions on account of our common stock; and/or

•	our issuance of additional common stock at less that the exercise price of the warrants on the date of issuance or less than the fair market value of our common stock on the date of issuance.

Transfer Agent

     The transfer agent for the shares of our common stock is Chase Mellon Shareholder Services, Overpeck Center, 85 Challenger Road, Ridgefield Park, New Jersey 07660-2108.

LEGAL MATTERS

     Adorno & Yoss, P.A. will review the validity of the issuance of the shares of common stock offered hereby. Adorno & Yoss, P.A. is located at 350 East Las Olas Boulevard, Suite 1700, Fort Lauderdale, Florida 33301.

EXPERTS

     Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2002, as set forth in their report, and which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note A to the consolidated financial statements, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

Viragen, Inc.

Prospectus

     , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Other expenses in connection with the registration of the common stock hereunder are substantially as follows (all expenses other than the SEC Registration Fee are estimates):

Item	Company Expense

SEC Registration Fee	$589
Printing and engraving expenses	2,000
Legal fees and expenses	5,000
Accounting fees and expenses	5,000
Miscellaneous	2,411

Total	$15,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware allows a corporation to indemnify any person who was or is, or is threatened to be made a party to any threatened, pending, or completed suit or proceeding. This applies whether the matter is civil, criminal, administrative or investigative because he or she is or was a director, officer, employee or agent of the corporation.

     A corporation may indemnify against expenses, including attorney’s fees, and, except for an action by or in the name of the corporation, against judgments, fines and amounts paid in settlement as part of this suit or proceeding. This applies only if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in the best interest of the corporation. In addition, with respect to any criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

     In the case of an action by or in the name of the corporation, no indemnification of expenses may be made for any claim, as to which the person has been found to be liable to the corporation. The exception is if the court in which this action was brought determines that the person is reasonably entitled to indemnity for expenses.

     Section 145 of the General Corporation Law of Delaware further provides that if a director, officer, employee or agent of the corporation has been successful in the defense of any suit, claim or proceeding described above, he or she will be indemnified for expenses, including attorney’s fees, actually and reasonably incurred by him or her.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Viragen pursuant to the foregoing provisions, Viragen has been informed that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by Viragen in the successful defense of any action, suit or proceeding, is asserted, Viragen will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy. Viragen will be governed by the final adjudication of this issue.

ITEM 16. EXHIBITS.

Exhibit
Number	Description of document

5.1	Opinion and Consent of Adorno & Yoss, P.A. (includes Exhibit 23.2) (incorporated by reference to Viragen, Inc’s Form
S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

10.58	Securities Purchase Agreement dated January 31, 2003, between Viragen, Inc., Palisades Equity Fund L.P., Crescent International Ltd., Alpha Capital AG, Brivis Investment, Ltd. and Castlerigg Master Investments Ltd. (incorporated by reference to Viragen, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2003)

10.59	Form of Secured Convertible Debenture for Securities Purchase Agreement dated January 31, 2003 (incorporated by reference to Viragen, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2003)

10.60	Form of Stock Purchase Warrant for Securities Purchase Agreement dated January 31, 2003 (incorporated by reference to Viragen, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2003)

10.61	Registration Rights Agreement dated January 31, 2003, between Viragen, Inc., Palisades Equity Fund, L.P., Crescent International Ltd., Alpha Capital AG, Brivis Investment, Ltd. and Castlerigg Master Investments Ltd. (incorporated by reference to Viragen, Inc.’s Form 10-Q filed with the Securities and Exchange Commission on February 14, 2003)

10.62	First Amendment dated February 27, 2003 to the Securities Purchase Agreement dated January 31, 2003, between Viragen, Inc., Palisades Equity Fund L.P., Crescent International Ltd., Alpha Capital AG, Brivis Investment, Ltd. and Castlerigg Master Investments Ltd. (incorporated by reference to Viragen, Inc.’s Form S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

10.63	Secured Convertible Debenture between Viragen, Inc. and Palisades Equity Fund L.P. dated February 28, 2003 (incorporated by reference to Viragen, Inc.’s Form S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

10.64	Secured Convertible Debenture between Viragen, Inc. and Alpha Capital AG dated February 28, 2003 (incorporated by reference to Viragen, Inc.’s Form S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

10.65	Stock Purchase Warrant between Viragen, Inc. and Palisades Equity Fund L.P. dated February 28, 2003 (incorporated by reference to Viragen, Inc.’s Form S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

10.66	Stock Purchase Warrant between Viragen, Inc. and Alpha Capital AG dated February 28, 2003 (incorporated by reference to Viragen, Inc.’s Form S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

23.1	Consent of Independent Certified Public Accountants*

23.2	Consent of Adorno & Yoss, P.A. (included as part of Exhibit 5.1) (incorporated by reference to Viragen, Inc.’s Form S-3 filed with the Securities and Exchange Commission on March 4, 2003, File No. 333-103593)

*	Filed herewith

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Plantation, State of Florida, on March 25, 2003.

VIRAGEN, INC.

By:	/s/ Robert C. Salisbury Robert C. Salisbury President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Carl N. Singer Carl N. Singer	Chairman of the Board of Directors and Chairman of the Executive Committee	March 25, 2003

/s/ Robert C. Salisbury Robert C. Salisbury	President, Principal Executive Officer and Director	March 25, 2003

/s/ Dennis W. Healey Dennis W. Healey	Executive Vice President, Treasurer, Principal Financial Officer, Director and Secretary	March 25, 2003

/s/ Bryan King Bryan King	Director	March 25, 2003

/s/ Douglas Lind Douglas Lind	Director	March 25, 2003

/s/ Charles J. Simons Charles J. Simons	Director and Chairman of the Audit and Finance Committee	March 25, 2003

/s/ Gerald Smith Gerald Smith	Director	March 25, 2003

/s/ Nicholas Burke Nicholas Burke	Controller and Principal Accounting Officer	March 25, 2003

INDEX TO EXHIBITS

Exhibit Number	Description of document

23.1	Consent of Independent Certified Public Accountants